

Mail Stop 4561

November 19, 2008

Robert T. Braswell
President and Chief Executive Officer
Carolina Bank Holdings, Inc.
528 College Road
Greensboro, NC 27410

>   **Re: Carolina Bank Holdings, Inc.**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 13, 2008**
>   **File No. 000-31877**

Dear Mr. Braswell:

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                                                Sincerely,

                                                Jessica Livingston
                                                Staff Attorney